Filed by Reinvent Technology Partners

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Joby Aviation

Commission File No. 001-39524

TECHFLYING TAXI

Uber CEO Dara Khosrowshahi on why the ride-hailing giant is betting on flying taxis

BY

JEREMY KAHN

AND

KATHERINE DUNN

July 30, 2021 6:57 AM PDT

Subscribe to Fortune Daily to get essential business stories straight to your inbox each morning.

Joby Aviation is among the leading contenders in the race to make flying taxis a reality. These small aircraft use multiple electric-powered engines and take off and land vertically, like a helicopter, giving them potential access to dense urban streetscapes. But once airborne, the craft fly more like airplanes, whisking between one and four passengers on journeys of up to 150 miles in less than an hour. The firms producing them envision they will soon compete with taxis and cars for hops between city centers and destinations such as airports, close cities (Philadelphia to New York is less than 100 miles), or weekend spots, especially in cases when congested road traffic is an issue.

Joby, which is based in Santa Cruz, Calif., has been working on its aircraft since 2009. It says it is on track to have its six-rotor design—prototypes of which it has already tested in remotely piloted flights—certified by the Federal Aviation Authority in 2023 and carrying paying customers by 2024. The company purchased the flying taxi division of ride-sharing giant Uber, Uber Elevate, in December.

Then in February, Joby announced plans to go public on the New York Stock Exchange through a merger with Reinvent Technology Partners, a special purpose acquisition company (SPAC) created by investor and LinkedIn cofounder Reid Hoffman and Zynga founder Mark Pincus. The deal raised an additional $1.6 billion for the flying car company and valued it at $6.6 billion.

While $690 million of that money came from Reinvent, the rest comes from a group of high-profile private investors, including funds managed by BlackRock, Fidelity, and Scottish tech investing powerhouse Baillie Gifford. Hedge fund The Baupost Group also put in money. In addition, Uber, which had received a $75 million convertible note as part of the sale of Elevate to Joby, announced it was converting that instrument to shares. For Uber, it was a smart move. By selling Elevate to Joby, Uber off-loaded much of the risk that flying taxis won’t ever, ahem, take off. But by acquiring an equity stake cheaply, it retained exposure to the upside.

I recently sat down (virtually via Zoom) with Uber CEO Dara Khosrowshahi and Joby chairman Paul Sciarra, who is best known as a cofounder of Pinterest, to discuss Joby and its future. What follows is a transcript of that conversation, edited for brevity and clarity.

Fortune:

Dara, you sold off Uber’s flying taxi operations to Joby. So why are you so excited about partnering with them?

Dara Khosrowshahi, CEO of Uber:

Through Elevate, we had access to all the various players who are developing [flying taxis]. And I’ve got to say Joby was for us head and shoulders above the rest. What we had built with Elevate was a really strong go-to-market strategy that was built for the mass market—for significant numbers of passengers at an affordable price. And Joby had the tech, they had the vehicle, we thought that they were heads and shoulders above the other players in terms of how developed their certification and safety program was, and we thought bringing these two together [Elevate and Joby], especially in the early iteration of this technology would be the best of both worlds.

Fortune:

What do you anticipate the business model for this partnership really looking like? Am I going to pull out my Uber app and be able to book a Joby flying taxi to take me from Manhattan to the Hamptons?

Khosrowshahi:

Well, I think that’s certainly going to be one of the models and that’s why we want to deeply integrate the Joby tech with the Uber availability. If you’re going to JFK from Midtown Manhattan, you’re going to get the choice of a black car, but you’re going to get a choice of a Joby ride as well, which will be 25 minutes, incredibly safe, incredibly quiet, and quite affordable as well.

Paul Sciarra, chairman of Joby:

One of the things that we felt really comfortable about in early conversations with Dara is a shared belief that this multimodal future was going to be an important one. And when we think about our service, obviously, it is about the aircraft, getting folks to their destination five to 10 times faster, doing that at greater safety than driving on the ground, and at price points that can become increasingly similar to the cost of Uber X over time. But it does mean that we need to tie together ground transportation and this aerial mode of transportation and make that seamless.

Fortune:

How easy is it going to be to integrate those different transportation methods into a single platform?

Khosrowshahi:

It’s certainly not going to be easy, which is one of the reasons why Uber is attracted to the problem. We’ll have mass transit, we’ll have buses, we’ll have cars, we’ll have taxis, we’ll have Joby vehicles, we’ll have micromobility, etc. And we have more global data than any other player about how these different individual modes work. This is going to be a massive [machine-learning] problem and opportunity to string together these different types of transportation. But we think we can do it in a seamless way. It’ll be one push button, one price, etc.

Fortune:

What’s the time frame for this?

Sciarra:

We’ve been pretty clear that we feel like there’s a path to get to certification by the end of 2023, with commercial flights hopefully in 2024. Our approach is going to start probably a little bit deeper in individual geography before going wide. So we’ll see a really staged rollout, market by market, after 2024.

Fortune:

Dara, you’d sold off the Elevate assets to Joby. But as part of Joby’s deal to go public, you’ve put money back into flying taxis. Can you can you talk a little bit of logic of doing that?

Khosrowshahi:

I think that the transaction was a sale of Elevate, but it was also a buy of Joby. This is a bet on the Joby team, it’s a bet on the Joby tech. Joby’s aircraft is designed for significant consumer adoption. And what Uber brings to bear is the ability to put four people in each vehicle, really drive utilization up to drive prices down, and to make this not an elite product but really a mass market product.

Fortune:

That’s a question a lot of people have about flying taxis: Who’s actually going to be using them? I think a lot of people are going to be very trepidatious about getting into a new kind of flying vehicle to take a short journey, the sort of trip they do today in a car.

Sciarra:

We started our work, in terms of the aircraft, with an economic model in mind. That drove us to an aircraft that is higher capacity, faster speed; we’re spending less time on the ground charging [than some of our competitors], all to really make sure that we could get to a price point that started out affordable and got increasingly affordable as we continued to scale. But you’re right, the question of ensuring that people feel comfortable getting into and out of the vehicle is also really important. That’s part of the reason why we’ve always known that getting FAA certification was going to be important. And then I think we also tried to be as thoughtful as we could about the design of the aircraft, to make it feel comfortable, more like getting into and out of an SUV, as opposed to climbing over the wing of a small plane or getting into a helicopter. Even the noise profile of the aircraft, allowing people to sit in it without having to wear headphones, was really supposed to be more like a touchstone of sitting in a car versus something that felt really foreign.

Fortune:

Some of your competitors have signed partnership deals and won financial backing from major airlines. Joby has not so far. Are you looking for an airline partner? Is that a necessary component to make this work?

Sciarra:

Certainly one of the trip types that we can use and can be valuable is airports to downtowns. We certainly feel like Uber is a great partner for a lot of these trips. [But] that’s not to say that there won’t be other partners. We’ll make the announcement later this year about the launch markets that we’re going to be targeting. And as we do that, we’ll be thinking about what are the right partners. So maybe there are airlines, maybe there are infrastructure partners for takeoff and landing locations on the ground. But it’s really about putting together that whole suite of the things that are going to be necessary for the right commercial launch.

Fortune:

Dara, have you given Paul any advice now that Joby is going to be a public company? Being public comes with different sort of investor demands than being a private, venture-backed business, doesn’t it?

Khosrowshahi:

You know Paul and I just spoke about this last night. Ultimately, it’s about fundamentals, I think. Paul and the team built a great vehicle, a safe vehicle. I think the demand is going to be there. And with the demand, there’ll be plenty of investment demand as well. With consumer demand they’ll be plenty of investment.

Fortune:

Is there a danger of expectations running too high?

Khosrowshahi:

I think there’s always a danger of a short-term mismatch between investor expectations, and let’s say the reality of building a business. But I think long term, the two come together. And I think the Joby bet is a long-term bet. Joby will find an investor base, who I think, if they hold, will be very, very happy.

Sciarra:

The conversation that Dara and I had was really about execution. And that’s really how we think about the next phase of this. Making sure that we get the certification work done. Making sure that we’ve demonstrated we’re able to manufacture these aircraft at scale, and third and finally showing that we’re preparing ourselves for commercial launches in 2024. And we put one foot in front of the other on each of those areas every day, I think we’ll be in good stead over the long run.

Fortune:

Does it help Joby to have data about existing journeys in Ubers and in taxis and where that kind of demand is?

Khosrowshahi:

We can map out essentially the intersection of routes, length of routes, price of those routes, and frequency of routes to come up with essentially the optimal land-off and takeoff points based on real-world demand that we’ve seen historically. So that we take the guessing game away and Joby can make the best [deals] with infrastructure partners in a way that’s just structurally smarter than anyone else.

Fortune:

Is Joby going to use dynamic pricing, like Uber? And are the pilots going to be Joby staff members or will they be independent contractors, like Uber’s drivers?

Sciarra:

Well, I can certainly say that the pilots will be staff members of Joby. It’s going to be really important for us, recruiting and training professional pilots who will operate the aircraft. On the question of pricing, I do think we’ll take advantage of dynamic pricing, to ensure that we have an opportunity to fill as many seats as possible, because that’s a win. As we get more utilization of every vehicle, we’re able to bring down the prices.

Fortune:

Paul, can you talk a little bit about trying to get the FAA to certify the aircraft and how that process is going?

Sciarra:

We have had pretty deep conversations with the FAA going back five years on an informal basis. We’ve been in a formal certification process for the last two. We got this G1 issue paper from the FAA in December of last year, which was a first in the eVTOL (electric vertical take off and landing) industry. This is the blueprint for the set of tests that we need at the component level and then at the vehicle level, to prove the safety of the aircraft, and again, types of applications. So that was a big milestone because it was unclear about exactly what would be required before. Now really the work is making sure that things are showing up at the right time and we have enough time to do the testing, enough time to crunch the data, present it back to the FAA, and ensure that everything lines up for certification in 2023. So there are not big unknowns in that process, it really shifts to being an execution challenge.

Fortune:

Paul, you’re building completely new types of aircraft. How have you managed to develop a supply chain for this?

Sciarra:

We’ve taken a far more vertically integrated approach than many other companies out there, and that was largely by necessity. There wasn’t necessarily a supply chain to go to today for lots of the components that make an electric aircraft work. So battery packs, high torque density electric motors, some of the flight control systems for an aircraft like this. All of those really had to be sort of rethought from the ground up. But the end result is in our view a far better performing vehicle. So it’s worth doing. When we think about the volumes of production, it’s also very different than traditional aerospace. When we’re thinking about hundreds of aircraft, per year, for our first production facility, it’s already at the high end of almost any aircraft that’s produced today. So by necessity, we really think that we’ve got to rethink that and do more of that work ourselves, from the beginning.

Fortune:

Joby was one of the first companies to start working on eVTOLs. But now it is becoming a crowded space, with some of the major aerospace companies working on these kind of aircraft. Is that a threat or does it help drive consumer adoption?

Sciarra:

I take it largely as this validation that the market opportunity we’ve been after for almost a decade now is a worthwhile one. So from that perspective, I think it’s a good thing. The only thing that we can control is the execution of the milestones that we set out. And I think if we do that right, we’ll be in a good position over the long term.

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between RTP and Joby Aviation. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” in “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTP’s securities, (ii) the risk that the transaction may not be completed by RTP’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTP, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, dated as of February 23, 2021 (the “Merger Agreement”), by and among RTP, Joby and RTP Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTP, by the shareholders of RTP, the satisfaction of the minimum trust account amount following redemptions by RTP’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Joby Aviation’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Joby Aviation and potential difficulties in Joby Aviation employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Joby Aviation or against RTP related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of RTP’s securities on a national securities exchange, (xi) the price of RTP’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RTP plans to operate or Joby Aviation operates, variations in operating performance across competitors, changes in laws and regulations affecting RTP’s or Joby Aviation’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTP’s Annual Report on Form 10-K for the year ended December 31, 2020, as amended, the registration statement on Form S-4 (File No. 333-254988) and other documents filed by RTP from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward- looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward- looking statements, and RTP and Joby Aviation assume no obligation and do not intend to update or revise these forward- looking statements, whether as a result of new information, future events, or otherwise. Neither RTP nor Joby Aviation gives any assurance that either RTP or Joby Aviation or the combined company will achieve its expectations.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between RTP and Joby. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, RTP has filed a registration statement on Form S-4 (333-254988), and a final proxy statement/prospectus will be sent to all RTP shareholders. RTP also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RTP are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTP through the website maintained by the SEC at www.sec.gov.

The documents filed by RTP with the SEC also may be obtained free of charge at RTP’s website at https://www.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.